Filed Pursuant to Rule 424(b)(3)

Registration No. 333-97221

PROSPECTUS SUPPLEMENT NO. 15

DATED JUNE 14, 2005

TO PROSPECTUS DATED AUGUST 16, 2002

29,421,694 Shares of Common Stock

This prospectus supplements the prospectus dated August 16, 2002, of SAFLINK Corporation, as amended by prospectus supplements dated September 26, 2002, October 10, 2002, October 17, 2002, November 27, 2002, March 6, 2003, May 6, 2003, July 21, 2003, August 12, 2003, August 25, 2003, September 10, 2003, December 30, 2003, March 8, 2004, March 25, 2004, and June 3, 2004, relating to the public offering and sale of securities by selling stockholders described therein. This prospectus supplement should be read in conjunction with the prospectus, as supplemented to date, and this prospectus supplement is qualified by reference to the prospectus, as supplemented to date, except to the extent that the information provided by this prospectus supplement supersedes the information contained in the prospectus.

Please see the following to read about factors you should consider before buying shares of our common stock:

•	“Risk Factors” beginning on page 2 of the prospectus; and

•	“Factors That May Affect Future Results” beginning on page 32 of our annual report on Form 10-K filed with the SEC on March 31, 2005, and in our quarterly reports on Form 10-Q filed with the SEC since the end of fiscal 2004.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

NOTICE TO CALIFORNIA INVESTORS ONLY

In the State of California, sales will be limited to those California investors who have either: (i) a minimum net worth of not less than $250,000 (exclusive of their home, home furnishings, and automobile) and a gross annual income during 2004, and estimated during 2005, of $65,000 or more from all sources; or (ii) a minimum net worth of $500,000 (exclusive of their home, home furnishings, and automobile). Assets included in the computation of net worth may be valued at fair market value. Moreover, each California investor purchasing shares common stock offered hereby will be required to execute a representation that it comes within one of the above referenced categories in order for us to determine that all California investors meet the required suitability standards.

RECENT DEVELOPMENTS

On June 8, 2005, we entered into a securities purchase agreement with accredited institutional investors pursuant to which we raised $15 million through a private placement of shares of our common stock. In connection with the financing, we issued an aggregate of 8,823,530 shares of our common stock at a price per share of $1.70. We also issued to the purchasers warrants to purchase up to 2,647,059 additional shares of our common stock. The warrants have an exercise price of $2.50 per share and expire on June 8, 2010. The shares of common stock and the warrants were offered and sold in reliance on exemptions from registration pursuant to Section 4(2) under the Securities Act of 1933, as amended, and Rule 506 promulgated thereunder, and in reliance on similar exemptions under applicable state securities laws.

The placement agent for the financing was Rodman & Renshaw, LLC. Under the terms of our engagement agreement, we agreed to pay Rodman & Renshaw a cash fee equal to six percent of the aggregate proceeds raised and to issue a warrant to purchase up to 529,412 shares of our common stock at an exercise price of $2.50 per share for services rendered as placement agent.

In connection with the financing, we have agreed to file a registration statement on Form S-3 with the Securities and Exchange Commission covering the resale of the shares of common stock issued in the financing and the shares of common stock underlying the warrants. We also granted a right of first refusal to investors to purchase their pro rata portion of up to 50% of securities issued by us to third parties for a period of 15 months following the closing of the financing, subject to certain excluded transactions described in the securities purchase agreement.

We qualify the preceding discussion of the significant terms and provisions of the financing by reference to the form of warrant, the securities purchase agreement, the registration rights agreement, and the placement agent agreement, attached as Exhibits 4.1, 10.1, 10.2, and 10.3, respectively, to our current report on Form 8-K filed with the SEC on June 13, 2005.

SELLING STOCKHOLDERS

The following information is provided to update the selling stockholder table in the prospectus to reflect the transfer of shares by various selling stockholders. We may amend or supplement the information in this prospectus supplement from time to time in the future to update or change the information with respect to the selling stockholders in the table below and the shares which may be resold. In addition, we may amend or supplement the prospectus from time to time in the future to update or change the information with respect to other selling stockholders.

Selling Stockholder	Common Shares	Issuable Upon Conversion or Exercise	Total Beneficially Owned	Percent of Outstanding Shares
Freya Fanning & Company	—	—	—	*
Home Shopping Network Inc.	—	—	—	*
Louis Cristan & Kathy Cristan	10,000	8,750	18,750	*
Michael T. McGrath	—	10,715	10,715	*

Selling Stockholder	Common Shares	Issuable Upon Conversion or Exercise	Total Beneficially Owned	Percent of Outstanding Shares
Peter A. Kirby	7,143	8,036	15,179	*
Pinetree Capital Ltd.	—	—	—	*
Portside Growth & Opportunity Fund	214,314	—	214,314	*
Reginald T. Grzeskowiak & Nancy Grzeskowiak	550	5,750	6,300	*
Wade T. Accomazzo Trust	14,000	—	14,000	*

*	Less than one percent.

The date of this prospectus supplement is June 14, 2005.